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                              July 30, 2021

       Jorge Newbery
       Chief Executive Officer
       preREO LLC
       440 S. LaSalle Street, Suite 1110
       Chicago, IL 60605

                                                        Re: preREO LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 20, 2021
                                                            File No. 024-11555

       Dear Mr. Newbery:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Cover page

   1. We note your response to our prior comment 4 and reissue. We note your disclosure here that you "might change
the price of the Series A Preferred Stock in the future" and on page 25 that initially
you "will offer the Series A Preferred Stock at $10.00 per share" and
                                                        "during the term of
this Offering, [you] may increase or decrease the price." At-the-
                                                        market offerings are
not permitted under Regulation A. Please revise throughout the offering statement to
fix the price for the duration of the offering. To the extent you choose to change the
price during the offering to another fixed price, please confirm that you will do so by means
of a supplement or post-qualification amendment, as appropriate.
                                                        Refer to Rule
251(d)(3)(ii) of Regulation A.
 Jorge Newbery
preREO LLC
July 30, 2021
Page 2
Forum Selection Provision, page 10

2. We note your response to our prior comment 6 and reissue in part. We note that neither
         Section 12.3 of the First Amended and Restated Limited Liability Company Agreement
         nor Section 9 of the Investment Agreement specifies whether the exclusive forum provision applies to the Securities Act or Exchange Act claims. In addition, we note that
         Section 12.3.2 of the LLC Agreement and Section 9.2 of the Investment Agreement
         state that "the exclusive forum selection provision . . . shall not apply to the extent prohibited by the Securities Act of 1933 or the Securities Exchange Act of 1934." Please
         remove the phrase "to the extend prohibited by" and, if true, clearly state in both agreements that these provisions do not apply to actions arising under the Securities Act or the Exchange Act, or advise.
Securities Being Offered
Distributions, page 25

3. We note your response to our prior comment 8 and reissue in part. In your response you state that you plan to pay the 7% return to investors and then return investors' capital.
         Please revise your disclosure to make this clarification as you have done in your response. It is helpful to provide specific examples and calculations. In addition, please revise your summary disclosure to clarify that the shares will be cancelled once the initial investment and the 7% interest have been repaid.
Rights of Common Shares, page 30

4. We note your response to our prior comment 1 and reissue in part. Please describe the major differences between Series A Preferred Stock and Common Shares. For Common
       Shares, describe transfer rights, terms of conversion, and liability to further calls or to assessment. For Preferred Stock, describe voting rights, transfer rights, dividend rights,
FirstName LastNameJorge Newbery
       terms of conversion, liability to further calls or to assessment, or any other important
Comapany    NamepreREO
       rights.              LLCinclude a description of what happens in the
event of liquidation or
               In addition, also
July 30,dissolution.
         2021 Page 2
FirstName LastName
 Jorge Newbery
FirstName  LastNameJorge Newbery
preREO LLC
Comapany
July       NamepreREO LLC
     30, 2021
July 30,
Page  3 2021 Page 3
FirstName LastName
        Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Mark Roderick, Esq.